

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2011

Via E-mail
Learned Hand
President and Chief Financial Officer
China Advanced Technology
710 Market Street
Chapel Hill, North Carolina 27516

> **Re:** **China Advanced Technology**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 2, 2011**
> **File No. 333-169212**

Dear Mr. Hand:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated April 26, 2011 and to comment 18 in our letter dated April 7, 2011. In addition to stating whether any selling stockholder *is an affiliate* of a registered broker-dealer, please also tell us whether any selling stockholder *is* a registered broker-dealer.

2. We note your response to comment 2 in our letter dated April 26, 2011. Footnote (1) on the prospectus cover page still contains a reference to the "initial" offering price. Please revise. Please also revise the first paragraph in "Plan of Distribution" to state that the selling stockholders will sell at a fixed price of $0.01 per share throughout the offering, even after any trading of your shares occurs on a market. Please also revise the cover page, "Prospectus Summary—The Offering," "Selling Stockholders" and "Plan of Distribution" to name each selling stockholder as an underwriter with respect to the offering.

Market Price of Common Stock, page 8

3. Please disclose the number of holders of your common stock as of a more recent latest practicable date. See Item 201(b)(1) of Regulation S-K.

Recent Sales of Unregistered Securities, page II-1

4. We note your response to comment 7 in our letter dated April 26, 2011. Please revise to clarify, if correct, that 51,158 shares of your common stock were issued pursuant to an exemption from registration to the stockholders of Vitalcare Diabetes Treatment Centers, Inc. in connection with the merger of Vitalcare Diabetes Treatment Centers, Inc. with and into you. Please provide the disclosure required by Item 701 of Regulation S-K with respect to such issuances, including identification of each stockholder who received shares in such issuances.

Exhibit 5.1

5. Please file a revised legal opinion to update the number of shares for which counsel is opining.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula at (202) 551-3339 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: Jehu Hand
        Hand & Hand